UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Forum Merger IV Corporation
(Name of Issuer)

Class A Common Stock, $0.0001 par value
(Title of Class of Securities)

349875 104
(CUSIP Number)

1615 South Congress Avenue, Suite 103 Delray Beach, Florida 33445
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 349885 103

1	NAMES OF REPORTING PERSONS

Forum Investors IV LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,405,000 (1)(2)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
9,405,000 (1)(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,405,000 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Includes 8,625,000 shares of the Issuer’s Class B common stock, $0.0001 par value (“Class B Common Stock”), which are automatically convertible into shares of the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Stock” and together with the Class B Common Stock, the “Common Stock”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253216). Up to 1,125,000 of such shares are subject to forfeiture depending on the extent to which the underwriter’s over-allotment option is exercised. Forum Investors IV LLC (the “Sponsor”) is controlled by its managing member, Forum Capital Management IV LLC (the “Managing Member”). The Managing Member has the sole voting and dispositive power of the securities held by the Sponsor. Marshall Kiev and David Boris are the managing members of the Managing Member and accordingly may be deemed to have beneficial ownership of securities reported herein. Each of Mr. Kiev and Mr. Boris disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
(2)	Excludes 195,000 private placement warrants held by the Sponsor that are not presently exercisable and are not exercisable within 60 days from the date hereof.

CUSIP No. 349885 103

1	NAMES OF REPORTING PERSONS

Forum Capital Management IV LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,405,000 (1)(2)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
9,405,000 (1)(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,405,000 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Includes 8,625,000 shares of the Issuer’s Class B common stock, $0.0001 par value (“Class B Common Stock”), which are automatically convertible into shares of the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Stock” and together with the Class B Common Stock, the “Common Stock”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253216). Up to 1,125,000 of such shares are subject to forfeiture depending on the extent to which the underwriter’s over-allotment option is exercised. Forum Investors IV LLC (the “Sponsor”) is controlled by its managing member, Forum Capital Management IV LLC (the “Managing Member”). The Managing Member has the sole voting and dispositive power of the securities held by the Sponsor. Marshall Kiev and David Boris are the managing members of the Managing Member and accordingly may be deemed to have beneficial ownership of securities reported herein. Each of Mr. Kiev and Mr. Boris disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
(2)	Excludes 195,000 private placement warrants held by the Sponsor that are not presently exercisable and are not exercisable within 60 days from the date hereof.

CUSIP No. 349885 103

1	NAMES OF REPORTING PERSONS

Marshall Kiev

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,405,000 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,405,000 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,405,000 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Includes 8,625,000 shares of the Issuer’s Class B common stock, $0.0001 par value (“Class B Common Stock”), which are automatically convertible into shares of the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Stock” and together with the Class B Common Stock, the “Common Stock”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253216). Up to 1,125,000 of such shares are subject to forfeiture depending on the extent to which the underwriter’s over-allotment option is exercised. Forum Investors IV LLC (the “Sponsor”) is controlled by its managing member, Forum Capital Management IV LLC (the “Managing Member”). The Managing Member has the sole voting and dispositive power of the securities held by the Sponsor. Marshall Kiev and David Boris are the managing members of the Managing Member and accordingly may be deemed to have beneficial ownership of securities reported herein. Each of Mr. Kiev and Mr. Boris disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
(2)	Excludes 195,000 private placement warrants held by the Sponsor that are not presently exercisable and are not exercisable within 60 days from the date hereof.

CUSIP No. 349885 103

1	NAMES OF REPORTING PERSONS

David Boris

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,405,000 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,405,000 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,405,000 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Includes 8,625,000 shares of the Issuer’s Class B common stock, $0.0001 par value (“Class B Common Stock”), which are automatically convertible into shares of the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Stock” and together with the Class B Common Stock, the “Common Stock”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253216). Up to 1,125,000 of such shares are subject to forfeiture depending on the extent to which the underwriter’s over-allotment option is exercised. Forum Investors IV LLC (the “Sponsor”) is controlled by its managing member, Forum Capital Management IV LLC (the “Managing Member”). The Managing Member has the sole voting and dispositive power of the securities held by the Sponsor. Marshall Kiev and David Boris are the managing members of the Managing Member and accordingly may be deemed to have beneficial ownership of securities reported herein. Each of Mr. Kiev and Mr. Boris disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
(2)	Excludes 195,000 private placement warrants held by the Sponsor that are not presently exercisable and are not exercisable within 60 days from the date hereof.

This Schedule 13D is filed on behalf of Forum Investors IV, LLC, a Delaware limited liability company (the “Sponsor”), Forum Capital Management IV, LLC, a Delaware limited liability company (the “Managing Member”), Marshall Kiev and David Boris (collectively, the “Reporting Persons”).

Item 1. Security and Issuer.

Securities acquired: Class A common stock, $0.0001 par value (“Class A Common Stock”)

Issuer: Forum Merger IV Corporation (the “Issuer”)

1615 South Congress Avenue, Suite 103

Delray Beach, Florida 33445

Item 2. Identity and Background.

(a) This statement is filed by:

(i) the Sponsor, which is the holder of record of approximately 23.8% of the issued and outstanding shares of all classes of common stock of the Issuer (39,555,000) based on the number of shares of Class A Common Stock (30,930,000) and shares of Class B common stock, $0.0001 par value (“Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”) (8,625,000) outstanding as of March 22, 2021, as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on March 26, 2021; and

(ii) the Managing Member, the sole managing member of the Sponsor.

(iii) Marshall Kiev and David Boris, each an officer and director of the Issuer and a managing member of the Managing Member.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Reporting Persons is 1615 South Congress Avenue, Suite 103, Delray Beach, Florida 33445.

(c) The Reporting Persons’ principal business is to act as the Issuer’s sponsor, or managing member of such sponsor, in connection with the IPO and potential business combination. The principal occupation of Mr. Kiev and Mr. Boris is to serve as Co-Chief Executive Officers of the Issuer and managing members of the Managing Member.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Sponsor and the Managing Member is a Delaware limited liability company. David Boris and Marshall Kiev are both citizens of the Unites States.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the shares of Common Stock currently beneficially owned by the Reporting Persons was $7,825,000. The source of these funds was the working capital of the Sponsor and the Managing Member.

Item 4. Purpose of Transaction.

In connection with the organization of the Issuer, on January 28, 2021, 8,625,000 shares of Class B Common Stock (the “Founder Shares”) were purchased by the Sponsor for the amount of $25,000, pursuant to a Securities Subscription Agreement, dated January 28, 2021, between the Sponsor and the Issuer (the “Purchase Agreement”), as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

On March 22, 2021, simultaneously with the consummation of the Issuer’s initial public offering (“IPO”), the Sponsor purchased 780,000 units (“Placement Units”) of the Issuer at $10.00 per Placement Unit, pursuant to a Unit Subscription Agreement, dated March 17, 2021, by and between the Issuer and the Sponsor (the “Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one share of Class A Common Stock upon the consummation of a business combination, and one-fourth of one warrant (the “Private Placement Warrants”), each whole warrant exercisable to purchase one share of Class A Common Stock, at an exercise price of $11.50 per whole share (as described more fully in the Issuer’s Final Prospectus dated March 17, 2021).

The shares of Common Stock owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) and (c) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons have acquired the shares reported herein for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Issuer’s common stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons and their representatives may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with members of the Issuer’s board of directors, members of the Issuer’s management and/or other stockholders of the Issuer from time to time with respect to potential business combination opportunities and operational, strategic, financial or governance matters, or otherwise work with management and the Issuer’s board of directors to identify, evaluate, structure, negotiate, execute or otherwise facilitate a business combination, purchasing additional shares and/or warrants, selling some or all of its shares of common stock and/or warrants, engaging in short selling of or any hedging or similar transaction with respect to the ordinary shares, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4. Among other things, the Reporting Persons may introduce the Issuer to potential candidates for a business combination, or propose one or more business combinations with potential candidates, which may include candidates that are affiliates of one or more Reporting Persons or in which one or more Reporting Persons otherwise has an equity or other interest. The Reporting Persons may purchase shares of the Issuer’s common stock and/or warrants in privately negotiated transactions or in the open market either prior to, in connection with or following the completion of the Issuer’s initial business combination. The purpose of any such purchases of shares could be to vote such shares in favor of the business combination and thereby increase the likelihood of obtaining stockholder approval of the business combination or to satisfy a closing condition in an agreement with a target that requires the Issuer to have a minimum net worth or a certain amount of cash at the closing of the Issuer’s initial business combination, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of warrants could be to reduce the number of warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with the Issuer’s initial business combination. Any such purchases of the Issuer’s securities may result in the completion of the initial business combination that may not otherwise have been possible.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses or entities. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have each agreed (A) to vote its shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 9,405,000 shares of Common Stock, including 780,000 shares of Class A Common Stock and 8,625,000 shares of Class B Common Stock (up to 1,125,000 shares of which are subject to forfeiture depending on the extent to which the underwriter’s over-allotment option is exercised), outstanding as of March 22, 2021, as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K, filed by the Issuer with the SEC on March 26, 2021) are as follows:

Forum Investors IV LLC

a)		Amount beneficially owned: 9,405,000	Percentage: 23.8%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	9,405,000
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	9,405,000
	iv.	Shared power to dispose or to direct the disposition of:	0

Forum Capital Management IV LLC

a)		Amount beneficially owned: 9,405,000	Percentage: 23.8%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	9,405,000
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	9,405,000
	iv.	Shared power to dispose or to direct the disposition of:	0

Marshall Kiev

a)		Amount beneficially owned: 9,405,000	Percentage: 23.8%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	9,405,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	9,405,000

David Boris

a)		Amount beneficially owned: 9,405,000	Percentage: 23.8%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	9,405,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	9,405,000

The Sponsor is controlled by its managing member, Forum Capital Management IV LLC. The Managing Member has the sole voting and dispositive power of the securities held by the Sponsor. Marshall Kiev and David Boris are the managing members of the Managing Member and accordingly may be deemed to have beneficial ownership of securities reported herein. Each of Mr. Kiev and Mr. Boris disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Founder Securities Purchase Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, on January 28, 2021, 8,625,000 Founder Shares were purchased by the Sponsor for the amount of $25,000, pursuant to the Purchase Agreement. The Purchase Agreement provided that up to 1,125,000 Founder Shares purchased by the Sponsor were subject to forfeiture to the extent that the underwriter of the IPO did not exercise its overallotment option in full.

The description of the Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 15, 2021 (and is incorporated by reference herein as Exhibit 10.1).

Unit Subscription Agreement between the Issuer and Sponsor

On March 22, 2021, simultaneously with the consummation of the IPO, the Sponsor purchased 780,000 Placement Units pursuant to the Subscription Agreement. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Subscription Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 22, 2021 (and is incorporated by reference herein as Exhibit 10.2).

Insider Letter

On March 17, 2021, in connection with the IPO, the Issuer and the Sponsor entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the Sponsor agreed (A) to vote its Founder Shares, any shares of Common Stock underlying the Placement Units and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would modify the substance or timing of the Issuer’s obligation to redeem the public shares if the Issuer does not consummate a business combination within 24 months from the completion of the initial public offering, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer’s trust account set up in connection with the IPO (the “Trust Account”), (C) not to redeem any Founder Shares and any shares underlying the Placement Units into the right to receive cash from the Trust Account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Amended and Restated Certificate of Incorporation relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares and any shares of Common Stock underlying the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Insider Letter), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on March 22, 2021 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement

On March 17, 2021, in connection with the IPO, the Issuer and the Sponsor entered into a registration rights agreement, pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriter of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on March 22, 2021 (and is incorporated by reference herein as Exhibit 10.4).

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description
Exhibit 10.1	Securities Subscription Agreement, dated as of January 28, 2021, by and between the Issuer and Forum Investors IV LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 15, 2021).
Exhibit 10.2	Unit Subscription Agreement, dated as of March 17, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 22, 2021).
Exhibit 10.3	Insider Letter, dated as of March 17, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 22, 2021).
Exhibit 10.4	Registration Rights Agreement, dated as of March 17, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 22, 2021).
Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2021	FORUM INVESTORS IV LLC

	By:	/s/ David Boris
Name: David Boris
Title: Managing Member of Forum Capital Management IV LLC, the Managing Member of Forum Investors IV LLC

Date: March 26, 2021	FORUM CAPITAL MANAGEMENT IV LLC

	By:	/s/ David Boris
Name: David Boris
Title: Managing Member

Date: March 26, 2021		/s/ David Boris
David Boris

Date: March 26, 2021		/s/ Marshall Kiev
Marshall Kiev